SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 13, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 13, 2005, Jefferson Smurfit Group and Kappa Packaging issued a press release announcing a proposal to merge their respective operations.  A copy of the press release is attached hereto as Exhibit 1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: September 14, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit	Description

1	Jefferson Smurfit Group and Kappa Packaging press release, dated September 13, 2005, announcing a proposal to merge their respective operations.